ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols

T +1 617 854 2418

Kathleen.nichols@ropesgray.com

December 21, 2016

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Dominic Minore

Re:	NexPoint Opportunistic Credit Fund (the “Registrant” or the “Buying Fund”)
Responses to Comments on Form N-14
Securities Act of 1933 File No. 333-214372

Mr. Minore:

This letter provides the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the Registrant’s registration statement on Form N-14 that was filed with the SEC on November 1, 2016 (the “Initial N-14”). Summaries of the Staff’s comments and the Registrant’s responses on the Initial N-14 are set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Initial N-14. These responses will be reflected in an amendment to the registration statement on Form N-14 that will be filed with the SEC on or about December 21, 2016 (the “Amendment”).

1.	Please set the following disclosure from the “Questions and Answers” section of the Initial N-14 apart in a separate paragraph in bolded text. Additionally, please include the specific repurchase fee to be charged to Buying Fund shareholders with any discussion of such repurchase fee throughout the Initial N-14:

The Buying Fund, unlike the Selling Fund, is not obligated to redeem its shares each business day at approximately their NAV. Instead, the Buying Fund is a so-called “interval fund” that has adopted a fundamental policy to make quarterly repurchase offers at NAV (less any repurchase fee) for no less than 5% of its outstanding shares. Because shares of the Buying Fund will not be listed on an exchange and are not shares of an open-ended mutual fund, they may be less liquid than shares of the Selling Fund. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

Response: The referenced language will be set apart in bold text in a separate paragraph as requested. Additionally, as the Buying Fund is authorized, but does not currently intend to charge a repurchase fee to its shareholders, the referenced language will be revised as follows and similar revisions will be made throughout the Amendment:

The Buying Fund, unlike the Selling Fund, is not obligated to redeem its shares each business day at approximately their NAV. Instead, the Buying Fund is a so-called “interval fund” that has adopted a fundamental policy to make quarterly repurchase offers at NAV (less any repurchase fee) for no less than 5% of its outstanding shares. Although the Buying Fund does not currently charge a repurchase fee, it is authorized to charge a repurchase fee of up to 2% of the proceeds of a shareholder’s repurchase, which the Buying Fund would retain to help offset de minimis estimated costs related to the repurchase. Because shares of the Buying Fund will not be listed on an exchange and are not shares of an open-ended mutual fund, they may be less liquid than shares of the Selling Fund. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

2. The Staff notes the inclusion of the following language under the fifth Q&A in the Initial N-14, “Additionally, Highland believes that there is a greater opportunity to grow the Selling Fund’s assets in an interval fund structure as opposed to the current open-end fund structure. As noted in “Exhibit A—Costs of the Reorganization” below, the operating expenses borne by the Selling Fund shareholders are not expected to increase after the Reorganization.” Please revise this language, and similar language in “Exhibit A—Costs of the Reorganization” to clarify why Highland believes there are greater opportunities to grow the Selling Fund using an interval fund structure, as opposed to the current open-end fund structure and to clarify that the total annual operating expenses of the Selling Fund will increase following the Reorganization, as applicable.

Response: The referenced language will be revised as follows, and corresponding edits will be made in “Section D—Costs of the Reorganization” in the Amendment, as applicable:

~~Additionally, Highland believes that there is a greater opportunity to grow the Selling Fund’s assets in an interval fund structure as opposed to the current open-end fund structure.~~ As noted in “~~Exhibit A~~ Section D—Costs of the Reorganization,” below ~~the operating expenses borne by the Selling Fund shareholders are not expected to increase after the Reorganization.~~ although the gross advisory fee and expenses borne by Selling Fund shareholders will increase as a result of the Reorganization, the Buying Fund will be subject to an expense limitation agreement with NexPoint that will limit the Buying Fund’s total annual operating expenses

(exclusive of distribution fees, dividend expenses on short sales, brokerage commissions and other transaction costs, acquired fund fees and expenses, taxes, litigation expenses and extraordinary expenses (collectively, the “Excluded Expenses”)) to 0.90% of the Buying Fund’s average daily net assets through at least the later of February 28, 2018 or one year following the close of the Reorganization the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the date on which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment or reimbursement. After giving effect to this Expense Limitation, the Buying Fund’s net expenses are expected to be equal to or lower than those of the Selling Fund for that one-year period, but may be higher following that one-year period, as the expense limitation agreement will expire on the later of February 28, 2018 or one year following the close of the Reorganization and NexPoint may, but is under no obligation to, renew the expense limitation agreement at such time.

3.	Please revise the Table of Contents to indicate that the information currently included in Exhibits A through M is incorporated into the Proxy Statement/Prospectus, rather than an “exhibit” to the Proxy Statement/Prospectus.

Response: The requested change will be made. Exhibits A through M will be incorporated into the Proxy Statement/Prospectus as Sections D through P.

4.	Please revise the response to the sixth Q&A in the Initial N-14 to disclose the material features and services currently available to Selling Fund shareholders that will not be available to Buying Fund Shareholders after the Reorganization.

Response: The referenced language will be revised as follows:

As part of the Reorganization, systematic transactions (such as bank authorizations) currently set up for your Selling Fund account may be transferred to your new Buying Fund account. Please contact your financial intermediary for additional details.

Additionally, some of the features and services that are available to you today as a Selling Fund shareholder will not be available to you as a Buying Fund shareholder after the Reorganization. For example, ~~t is important to note that, although the investment objective and investment strategies of the Selling Fund and the Buying Fund are substantially identical,~~ the Buying Fund, unlike the Selling Fund, is an interval fund and therefore does not offer its shareholders the opportunity to redeem their shares at NAV on a daily basis. The Buying Fund has adopted a fundamental policy to make quarterly repurchase offers at NAV (less any repurchase fee), of no less than 5% of the shares outstanding, though there is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. Although the Buying Fund does not currently charge a repurchase fee, it is authorized to charge a repurchase fee of up to 2% of the proceeds of a shareholder’s repurchase which the Buying Fund would retain to help offset de minimis estimated costs related to the repurchase. The other material features and services that will not be available to you following the Reorganization relate to this difference in the Funds’ redemption policies.

•	The Buying Fund, unlike the Selling Fund, has an “opt out” distribution reinvestment program such that when the Buying Fund declares a dividend or other distribution, stockholders’ cash distributions will be reinvested automatically in additional shares of the Buying Fund, unless they specifically “opt out” of the dividend reinvestment plan, so as to receive cash dividends or other distributions.

•	The Buying Fund has a different transfer agent (DST Systems Inc.) than the Selling Fund (Boston Financial Data Servicing, Inc.), though the Buying Fund’s transfer agent is an affiliate of the Selling Fund’s transfer agent. The Buying Fund’s transfer agent will provide services relating to, among other matters, the quarterly repurchase offers to be made by the Buying Fund.

More information on the Buying Fund’s interval fund structure and the shareholder services offered to Buying Fund shareholders is included in the enclosed Proxy Statement/Prospectus. Please see Section I for a description of the Buying Fund’s quarterly repurchase program and Section L for a description of the shareholder services available to Buying Fund shareholders. Shareholders can also obtain more information on the shareholder services to be offered to the Buying Fund by calling the Buying Fund’s transfer agent at (844) 485-9167.~~Please see Exhibit F for a description of the Buying Fund’s quarterly repurchase program.~~

5.	Under the seventh Q&A, please disclose the amount of the gross advisory fees and expenses borne by Selling Fund shareholders and by Buying Fund shareholders and include an explanation as to why the Buying Fund’s net expenses may increase following the initial one year period after the Reorganization.

Response: The referenced language will be revised as follows:

The Selling Fund’s total annual operating expenses for Class A shares, Class C shares and Class Z shares are 2.14%, 2.64% and 1.79%, respectively, before any expense limitations or fee waivers are taken into account, whereas the Buying Fund’s total annual operating expense for Class A shares, Class C shares and Class Z shares are 2.29%, 3.04% and 2.04%, respectively, before any expense limitations or fee waivers are taken into account. For more information on the fees and expenses to which Selling Fund shareholders and Buying Fund shareholders are subject, please see “Section A—Reorganization Proposal—Fees and Expenses.” Although the gross advisory fee and expenses borne by Selling Fund shareholders will increase as a result of the Reorganization, the Buying Fund will be subject to an expense limitation agreement with NexPoint that will limit the Buying Fund’s total annual operating expenses (exclusive of distribution fees, ~~interest,~~ dividend expenses on short sales, brokerage commissions and other transaction costs, acquired fund fees and expenses, taxes, litigation expenses and extraordinary expenses (collectively, the “Excluded Expenses”)) to 0.90% of the Buying Fund’s average daily net assets through at least ~~[December 30, 2017]~~the later of February 28, 2018 or one year following the close of the Reorganization (the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the date on which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment or reimbursement. After giving effect to this Expense Limitation, the Buying Fund’s net expenses are expected to be equal to or lower than those of the Selling Fund for that one-year period, but may be higher following that one-year period, as the expense limitation agreement will expire on the later of February 28, 2018 or one year following the close of the Reorganization and NexPoint may, but is under no obligation to, renew the expense limitation agreement at such time. Additional details regarding reorganization costs are set forth in “~~Exhibit A~~ Section D – Costs of the Reorganization.”

6.	In all discussions of the expense limitation agreement to which the Buying Fund will be subject following the Reorganization throughout the Initial N-14, please discuss any recoupment provisions in such expense limitation agreement.

Response: The requested change will be made. The following example of the referenced language will be revised as indicated, and similar revisions will be made throughout the text of the Amendment.

Although the gross advisory fee and expenses borne by Selling Fund shareholders will increase as a result of the Reorganization, the Buying Fund will be subject to an expense limitation agreement with NexPoint that will limit the Buying Fund’s total annual operating expenses (exclusive of the Excluded Expenses) to 0.90% of the Buying Fund’s average daily net assets through at least the later of February 28, 2018 or one year following the close of the Reorganization ~~[December 30, 2017~~] (the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the date on which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment or reimbursement.

7.	In all discussions of the Reorganization costs to be borne by Highland and/or NexPoint throughout the Initial N-14, please disclose the estimated dollar amount of Reorganization costs to be borne by each of NexPoint and Highland.

Response: The Registrant currently anticipates that approximately $175,000 of Reorganization costs will be borne by Highland and NexPoint. The Registrant notes, however, that it is not aware of any requirement under Form N-14 to disclose Reorganization expenses that will not be borne by either Fund. Additionally, the Registrant believes that disclosure of the allocation of Reorganization costs to Highland and NexPoint is not material to shareholders, as no Reorganization costs will be borne by either Fund. Further, the Registrant believes such disclosure could be confusing to shareholders, as it may give the inaccurate impression that these costs will ultimately be borne by the Funds or by shareholders themselves. The Registrant therefore respectfully declines to make the requested change.

8.	The Staff notes the inclusion of the following language under the eighth Q&A, “Additionally, because the Reorganization may end the tax year of the Selling Fund, the Selling Fund will accelerate distributions to shareholders for its taxable period beginning July 1, 2016 and ending on the date of the Reorganization. Those distributions will be taxable, and will include any distributable, but not previously distributed, capital gains resulting from portfolio turnover prior to consummation of the Reorganization.” Please provide an estimate of the per share taxable amount of such distributions as of a recent date in the Amendment.

Response: As of the date of this Amendment, the Selling Fund does not expect that the Reorganization will accelerate distributions. The Registrant will revise the referenced disclosure as follows:

Additionally, because the Reorganization may end the tax year of the Selling Fund, the Selling Fund will potentially accelerate distributions to shareholders for its taxable period beginning July 1, 2016 and ending on the date of the Reorganization. ~~Those~~ Any such distributions will be taxable, and will include any distributable, but not previously distributed, capital gains resulting from portfolio turnover prior to consummation of the Reorganization. As of the date of this Proxy Statement/Prospectus, the Selling Fund does not expect to make any accelerated distributions as a result of the Reorganization.

9.	Under the ninth Q&A, please amend the following language to clarify that the total gross annual expenses borne by Selling Fund shareholders will increase following the reorganization.

The operating expenses borne by the Selling Fund shareholders are not expected to increase after the Reorganization, as described in detail in the Proxy Statement/Prospectus under ‘Reorganization Proposals—Summary—Fees and Expenses.’

Response: The referenced text will be revised as follows:

~~The operating expenses borne by the Selling Fund shareholders are not expected to increase after the Reorganization, as described in detail in the Proxy Statement/Prospectus under “Reorganization Proposals—Summary—Fees and Expenses.”~~ Although the gross advisory fee and expenses borne by Selling Fund shareholders will increase as a result of the Reorganization, the Buying Fund will be subject to an expense limitation agreement with NexPoint that will limit the Buying Fund’s total annual operating expenses (exclusive of the Excluded Expenses) to 0.90% of the Buying Fund’s average daily net assets through at least the later of February 28, 2018 or one year following the close of the Reorganization (the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the date on which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment or reimbursement. After giving effect to this Expense Limitation, the Buying Fund’s net expenses are expected to be equal to or lower than those of the Selling Fund for that one-year period, but may be higher following the one-year period, as the expense limitation agreement will expire on the later of February 28, 2018 or one year following the close of the Reorganization, and NexPoint may, but is under no obligation to, renew the expense limitation agreement at such time, as described in detail in the Proxy Statement/Prospectus under “Reorganization Proposals—Summary—Fees and Expenses.”

10.	Under the eleventh Q&A, please revise the following language to clarify that a redemption of Selling Fund shares prior to the organization would be subject to the usual tax consequences of a redemption of such shares.

If you do not want to become a shareholder of the Buying Fund, you may redeem your shares at any time before the Reorganization closes. Such a redemption of shares would be taxable to you.

Response: The Registrant will revise the referenced disclosure as follows:

If you do not want to become a shareholder of the Buying Fund, you may redeem your shares at any time before the Reorganization closes. Such a redemption of shares would be taxable to you in the same manner as other redemptions of shares. Assuming shares are held as capital assets, any gain or loss on such redemptions would be capital in nature and would be long-term or short term depending on your holding period in the shares redeemed.

11.	Under “Section A—Reorganization Proposal—Fees and Expenses of the Proxy Statement/Prospectus,” please reformat the Current and Pro Forma Fees and Expenses and Expense Example tables so that the tables relating to the Selling Fund appear next to the corresponding tables relating to the Buying Fund.

Response: The requested change will be made in the Amendment.

12.	Under the section “Fees and Expenses of the Proxy Statement/Prospectus,” please add a line item stating the amount of any repurchase fee charged to Buying Fund shareholders to the Buying Fund’s pro forma Shareholder Fees table.

Response: The Registrant will add a line item to the Buying Fund’s pro forma Shareholder fees table in the Amendment showing a repurchase fee of 2% and will add the following footnote to the table, “Although the Fund does not currently charge a repurchase fee to its shareholders, it is authorized to charge a repurchase fee of up to 2% of the proceeds of a shareholder’s repurchase which the Buying Fund would retain to help offset de minimis estimated costs related to the repurchase.”

13.

Under the section “Fees and Expenses” of the Proxy Statement/Prospectus, and in the Pro Forma Financial Statements of the Buying Fund, please discuss the following with respect to the repositioning of the Selling Fund’s portfolio in anticipation of the merger, if any: (i) the reason for any repositioning and/or planned sales with respect to the Selling Fund portfolio; (ii) the percentage of the Selling Fund’s total assets to be sold; (iii) any broker costs associated with such repositioning, both in total and on a per share basis and (iv) any impact or capital gain distributions the Selling Fund plans to make, on both a dollar amount and per share basis. Additionally, please confirm supplementally that all the Selling Fund’s holdings will qualify as purchases for the Buying Fund.

Response: The Registrant confirms that all of the Selling Fund’s holdings will qualify as purchases for the Buying Fund. The Registrant confirms that no repositioning of the Selling Fund’s holdings is expected to take place in anticipation of the Reorganization, other than the usual investment activity associated with the day-to-day management of the Selling Fund in accordance with its investment strategies under normal market conditions.

14.	Please add an indentation in the line items “Interest Payments and Commitment Fees on Borrowed Funds” and “Remainder of Other Expenses” in the Selling Fund Annual Fund Operating Expenses table. In addition, please remove the first footnote to the Selling Fund’s Annual Fund Operating Expenses table, as it appears that the Selling Fund does not have Acquired Fund fees and Expenses in excess of the 0.01% threshold set forth in Item 3 of Form N-2.

Response: The requested changes will be made in the Amendment.

15.	Please confirm supplementally that all the fees disclosed in the “Fees and Expenses” section of the Proxy Statement/Prospectus are current and that the fee tables in such section conform to Item 3 of Form N-2.

Response: The Registrant confirms that all fees disclosed in the “Fees and Expenses” section of the Proxy Statement/Prospectus are current as of the Fund’s most recent fiscal year end with respect to the Selling Fund and as of November 30, 2016 with respect to the Buying Fund and that the fee tables conform to Item 3 of Form N-2.

16.	With respect to the “Fees and Expenses” section of the Proxy Statement/Prospectus, the Staff notes that when the Selling Fund’s total net expense ratios are adjusted to exclude Excluded Expenses, the resulting net expense ratio is 0.95% for each class, rather than the 0.90% indicated in the second footnote to the Selling Fund’s Annual Fund Operating Expenses table. Please explain this difference supplementally.

Response: The Registrant notes that this difference is due in part to rounding of certain expenses, and in part to certain Excluded Expenses that are included within the “Other Expenses” line item in the Annual Fund Operating Expenses table (as well as in “Other” in the Expenses section within the Statements of Operations in the annual report to shareholders), or are less than one basis point and were therefore excluded from the Annual Fund Operating Expenses table.

17.	In the Buying Fund’s pro forma Annual Fund Operating Expenses table, please remove the indentation for the “Distribution Fee” line item and remove the Acquired Fund Fees and Expenses line item.

Response: As the revised Buying Fund pro forma Annual Fund Operating Expenses table in the Amendment contains a line item for “Distribution and/or Service (12b-1) Fees” with “Distribution Fees” and “Service Fees” as sub-categories, the Registrant believes that the requested change is no longer applicable.

18.	Please confirm that the expense ratios listed in the Buying Fund’s pro forma Annual Fund Operating Expenses table will conform to those in the Annual Fund Operating Expenses table in the next amendment to the Buying Fund’s Registration Statement on Form N-2 that is expected to be declared effective contemporaneous with the closing of the Reorganization.

Response: The Registrant confirms that the expense ratios listed in the Buying Fund’s pro forma Annual Fund Operating Expenses table will conform to those in the Annual Fund Operating Expenses table in the next amendment to the Buying Fund’s Registration Statement on Form N-2, which the Registrant expects to request be declared effective contemporaneous with the closing of the Reorganization.

19.	Under “Section A—Reorganization Proposal—Fees and Expenses of the Proxy Statement/Prospectus,” please clarify whether the Contingent Deferred Sales Charge in the Buying Fund’s pro forma Shareholder Fees table will be applied to shares of the Buying Fund issued in the Reorganization and whether former Selling Fund shareholders will be permitted to “tack on” the holding period relating to their Selling Fund shares.

Response: The Registrant confirms that no new Contingent Deferred Sales Charge will be applied to shares of the Buying Fund received in connection with the Reorganization and that Selling Fund shareholders will be permitted to “tack on” the holding period relating to their Selling Fund shares. In addition, the following disclosure will be added as a footnote to the Buying Fund’s pro forma Shareholder Fees table to address this point, “For purposes of calculating any Contingent Deferred Sales Charge, the purchase date of any shares received in the Reorganization will be the same as the purchase date that was applicable to your shares of the Selling Fund.”

20.	The Staff notes that the line item “Interest Payments and Commitment Fees on Borrowed Funds” in the Selling Fund’s Annual Fund Operating Expenses table is included in the Buying Fund’s pro forma Annual Fund Operating Expenses table, but indicates that no such payments will be made by the Buying Fund. Please clarify the treatment of such expenses following the Reorganization, including the source of any payments either Fund will make to pay down the Selling Fund’s debt and the tax consequences of any such payments.

Response: The Registrant will add an “Interest Payments and Commitment Fees on Borrowed Funds” line item in the Buying Fund’s pro forma Annual Fund Operating Expenses table, along with the following footnote, “Represents interest on a credit facility held by predecessor fund. The Buying Fund has no present intention to incur any borrowing costs.”

21.	In the second footnote to the Selling Fund’s Annual Fund Operating Expenses table, please clarify the treatment following the Reorganization of any amounts waived or reimbursed by Highland that are subject to recoupment under the Expense Cap. To the extent that the Expense Cap contemplates carrying over waived or reimbursed amounts following the Reorganization, please disclose the dollar amount subject to recoupment to be carried over following the Reorganization.

Response: The Registrant confirms that any amounts waived or reimbursed by Highland under the Selling Fund’s Expense Cap that are subject to recoupment as of the date of the Reorganization will be carried over to the Buying Fund following the Reorganization. As of June 30, 2016, the total amount subject to recoupment with respect to the Selling Fund was $889,232. Additionally, the second footnote to the Selling Fund’s Annual Fund Operating Expenses table will be revised as follows:

Highland Capital Management Fund Advisors, L.P. has contractually agreed to limit the total annual operating expenses (exclusive of fees paid by the Fund pursuant to its distribution plan under Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), taxes, such as deferred tax expenses, dividend expenses on short sales, interest payments, brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses (collectively, the “Excluded Expenses”)) of the Fund to 0.90% of average daily net assets attributable to any class of the Fund (the “Expense Cap”). The Expense Cap will continue through at least October 31, 2017 and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees. Under the expense limitation agreement, the Adviser may recoup waived and/or reimbursed amounts with respect to the Fund within thirty-six months of the date such amounts were waived or reimbursed, provided the Fund’s total annual operating expenses, including such recoupment, do not exceed the Expense Cap in effect at the time of such waiver/reimbursement. Any amounts waived or reimbursed by Highland under the Expense Cap that are subject to recoupment as of the date of the Reorganization will be carried over to the Buying Fund following the Reorganization. The total amount subject to recoupment as of June 30, 2016 is available in the Fund’s most recent annual report.

22.

With respect to the first footnote to the Buying Fund’s pro forma Annual Fund Operating Expenses table, please include the period for which the expense limitation agreement will be effective. Additionally, please disclose the extent to which NexPoint retains the ability to recoup amounts waived or reimbursed and that the amount NexPoint may recoup is limited to the lesser of the expense limitation in effect at the time such fees are waived or reimbursed and the expense limitation in effect at the time of recoupment.

Response: The referenced footnote will be revised as follows:

The Buying Fund will be subject to an expense limitation agreement that will limit the Buying Fund’s total annual operating expenses (exclusive of distribution fees, ~~interest,~~ dividend expenses on short sales, brokerage commissions and other transaction costs, acquired fund fees and expenses, taxes, litigation expenses and extraordinary expenses (collectively, the “Excluded Expenses”)) to 0.90% of the Buying Fund’s average daily net assets through at least the later of February 28, 2018 or one year following the close of the Reorganization (the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the end of the fiscal quarter in which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment or reimbursement.

23.	Please confirm supplementally that the Buying Fund will not invest in companies that rely on Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”) (“private funds”). If the Buying Fund will invest in private funds, please confirm that such investments will be limited to no more than 15% of the Buying Fund’s total net assets.

Response: The Registrant confirms that any investments in private funds, such as hedge funds, will be limited to no more than 15% of the Buying Fund’s total net assets. This limitation does not apply to any collateralized loan obligations (“CLOs”), certain of which may rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

24.	The Staff notes the inclusion of the following language in the section titled “Comparison of Objectives, Strategies and Risks,” as well as similar language in other locations throughout the Initial N-14, “Each Fund invests primarily in credit instruments, including secured and unsecured floating and fixed rate loans; bonds and other debt obligations; debt obligations of stressed, distressed and bankrupt issuers; structured products, including but not limited to, mortgage-backed and other asset-backed securities and collateralized debt obligations, convertible bonds or preferred stock, and master limited partnership (‘MLPs’).” Please identify in each instance of the above disclosure each principal category of other debt obligations and structured products in which the Fund will invest.

Response: The referenced language will be revised as follows:

~~Each~~ The Buying Fund invests primarily in credit instruments, including secured and unsecured floating and fixed rate loans; bonds; ~~and other debt obligations;~~ debt obligations of stressed, distressed and bankrupt issuers; ~~structured products, including but not limited to,~~ mortgage-backed and other asset-backed securities and collateralized debt obligations including collateralized loan obligations (“CLOs”), convertible bonds or preferred stock, and master limited partnerships (“MLPs”).

25.	In the table in the section titled “Comparison of Principal Investment Strategies,” please revise the language of each strategy shared by both Funds to reflect that it is applicable to both Funds.

Response: The requested change will be made in the Amendment. The initial instance of a shared strategy in the table will be revised as follows, and similar changes will be made throughout the table.

~~In~~ With respect to each Fund, in making these investments, the Adviser will seek to purchase instruments that the Adviser believes are undervalued or are generally out of favor with investors and have the potential to grow intrinsic value per share. For purposes of satisfying the 80% requirement, each Fund ~~the fund~~ may invest in derivative instruments that have economic characteristics similar to such credit instruments.

26.	The Staff notes the inclusion of the following language in the Buying Fund’s principal investment strategies, “Equity securities obtained from a borrower in connection with the restructuring of a loan or bond (either outside of bankruptcy court or in the context of bankruptcy court proceedings) will be considered debt obligations for purposes of the 80% Policy.” Please remove language stating that such equity securities will be treated as debt obligations for purposes of the Buying Fund’s 80% Policy.

Response: The Registrant notes that equity securities obtained from a borrower in connection with the restructuring of a loan or bond will be considered debt obligations for purposes of the Buying Fund’s 80% Policy only in limited cases where the Buying Fund initially acquires a debt obligation that is later converted to an equity security in connection with a bankruptcy-related restructuring of the issuer’s debt. The Registrant therefore respectfully declines to make the requested change, but will revise the referenced text as follows:

~~Equity securities~~ Debt obligations held by the Fund ~~obtained from a borrower~~ that are later converted to equity in connection with the restructuring of such debt obligations ~~a loan or bond~~ (either outside of bankruptcy court or in the context of bankruptcy court proceedings), will continue to be considered debt obligations for purposes of the 80% Policy.

27.	Please revise the following language in the Buying Fund’s principal investment strategies to clarify the lower limit, if any, of the rating of securities in which the Buying Fund may invest, “There is no limit on the amount of securities rated below investment grade (Ba/BB or lower), which are commonly referred to as “junk securities” that the Fund may purchase.”

Response: The following disclosure will be added to the Buying Fund’s principal investment strategy language, “The Fund may invest without limit in junk securities of any rating, and in unrated securities of comparable quality.”

28.	In the each instance of the following disclosure with respect to the Buying Fund, please amend the noted disclosure as indicated to conform to Item 8.2 of Form N-2: “The Fund may not invest 25% or more of the ~~market value of its assets~~ value of its total assets in the securities of companies or entities engaged in any one industry or group of industries, except that, under normal circumstances, the Fund will invest over 25% of its total assets in the securities of companies engaged in the credit instruments industries.”

Response: The requested change will be made in the Amendment.

29.	In the section “Comparison of Principal Risks,” please ensure that each risk listed in the “Prospectus Summary” section of the Buying Fund’s most recent amendment to its Registration Statement on Form N-2, filed with the SEC on October 31, 2016 (Accession No. 0001193125-16-753779) is included, along with additional risk disclosure regarding the increased expenses to which Selling Fund shareholders will be subject following the Reorganization.

Response: The Registrant confirms that each risk listed in the “Prospectus Summary” section of the Buying Fund’s most recent amendment to its Registration Statement on Form N-2, filed with the SEC on October 31, 2016 (Accession No. 0001193125-16-753779) (for purposes of this comment, the “N-2”) will be included in the “Comparison of Principal Risks” section of the Amendment, with the exception of “No Minimum Amount of Proceeds Required,” as this disclosure is applicable only to the offering of shares contemplated by the N-2. In addition, the following disclosure will be added to the “Comparison of Principal Risks” section of the Amendment:

Risk of Increased Expenses Following the Reorganization. Although the gross advisory fee and expenses borne by Selling Fund shareholders will increase as a result of the Reorganization, the Buying Fund will be subject to an expense limitation agreement with NexPoint that will limit the Buying Fund’s total annual operating expenses (exclusive of distribution fees, dividend expenses on short sales, brokerage commissions and other transaction costs, acquired fund fees and expenses, taxes, litigation expenses and extraordinary expenses (collectively, the “Excluded Expenses”)) to 0.90% of the Buying Fund’s average daily net assets through at least the later of February 28, 2018 or one year following the close of the Reorganization (the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the date on which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment or reimbursement. After giving effect to this Expense Limitation, the Buying Fund’s net expenses are expected to be equal to or lower than those of the Selling Fund for that one-year period, but may be higher following that one-year period, as the expense limitation agreement will expire on the later of February 28, 2018 or one year following the close of the Reorganization, and NexPoint may, but is under no obligation to, renew the expense limitation agreement at such time.

30.	In the section “Additional Information About the Reorganization—Terms of the Reorganization,” the Staff notes the inclusion of the following language, “While shareholders are encouraged to review the Agreement, which has been filed with the SEC as an exhibit to the registration statement of which this Proxy Statement/Prospectus is a part, the following is a summary of certain terms of the Agreement.” Please amend the referenced language to clarify that the text that follows is a summary of all material terms of the Agreement. Additionally, please consider incorporating the Agreement into the Proxy Statement/Prospectus, rather than including it as an exhibit to the Initial N-14.

Response: The requested changes will be made in the Amendment. The referenced language will be revised as follows and the Agreement will be incorporated as an exhibit to the Proxy Statement/Prospectus itself in the Amendment:

While shareholders are encouraged to review the Agreement, which has been filed with the SEC as an exhibit to the registration statement of which this Proxy Statement/Prospectus is a part, the following is a summary of ~~certain~~ the material terms of the Agreement.

31.	In the section “Additional Information About the Reorganization—Terms of the Reorganization,” the Staff notes the inclusion of the following language, “The value of the Selling Fund’s net assets, as well as the number of Reorganization Shares to be issued to the Selling Fund, will be determined in accordance with the Agreement.” Please include a statement in the Proxy Statement/Prospectus indicating whether the valuation policies of the Selling Fund and the Buying Fund are identical and clarifying any points of departure between them. Additionally, please amend the referenced text as follows, “The value of the Selling Fund’s net assets, as well as the number of Reorganization Shares to be issued to the Selling Fund, will be determined in accordance with the Selling Fund’s valuation procedures ~~Agreement~~.”

Response: The requested change will be made in the Amendment and the following language will be added to the “Additional Information About the Reorganization—Terms of the Reorganization” section, “(The Funds have identical valuation procedures.)”

32.	Please confirm that either (i) the final tax opinion and consent will be filed with an amendment to the Registrant’s registration statement on Form N-14 prior to effectiveness or, (ii) if the final tax opinion and consent will not be filed prior to effectiveness, a form of tax opinion and consent will be filed with an amendment to the Registrant’s Registration Statement on Form N-14 prior to effectiveness and the receipt of the such final tax opinion and consent will be a non-waivable condition to the closing of the Reorganization under the terms of the Agreement. If the Registrant proceeds under (ii) above, please include an undertaking in Part C of the Amendment to file a form of tax opinion and consent prior to effectiveness and the final tax opinion and consent in a post-effective amendment, and an undertaking that receipt of the final tax opinion and consent will be a non-waivable condition to the closing of the Reorganization under the Agreement.

Response: The Registrant confirms that it will include an undertaking in Part C of the Amendment to file the final tax opinion and consent following effectiveness and that receipt of the final tax opinion and consent will be a non-waivable condition to the closing of the Reorganization under the Agreement. However, the Registrant respectfully declines to provide a form of the tax opinion and consent prior to effectiveness and instead will file the final tax opinion and consent in a post-effective amendment to the registration statement on Form N-14. The Registrant refers to Staff Legal Bulletin No. 19, which states in relevant part:

In general, when a tax opinion is required, counsel or accountant must render the opinion (or the IRS must give its revenue ruling), and the registrant must file that opinion (or ruling) before the registration statement is declared effective. One exception to this general rule arises in the context of a merger transaction that will be treated as a tax-free reorganization, where the staff does not object if a tax opinion is not filed before effectiveness, provided:

•	the merger agreement includes a non-waivable condition that the transaction will receive an opinion of counsel or accountant at closing that the merger be treated as a tax-free reorganization;

•	the prospectus discusses the substance of the opinion that will be provided at closing; and

•	the opinion is filed prior to closing as an exhibit in a post-effective amendment or, if the transaction is registered on Form S-3 or Form F-3, in a Form 8-K or Form 6-K that will be incorporated by reference into the filing.

The Registrant further refers to the Staff’s “generic comment letter” dated February 15, 1996 (the “1996 Letter”), which states in relevant part:

Item 16(12) of Form N-14 requires registrant filing registration statements on Form N-14 to file as an exhibit to the registration statement, or incorporate by reference, an opinion of counsel or a copy if an Interval Revenue Service (“IRS”) ruling supporting the tax matters discussed in the registration statement…The staff recognizes, however, that the closing of a reorganization usually is contingent on the registrant receiving the tax opinion or IRS ruling…In such a circumstance, the staff will not object if a registrant files the tax opinion or IRS ruling after the reorganization, if the registrant includes an undertaking in the registration statement to file, by post effective amendment, an opinion of counsel or a copy of an IRS ruling supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling.

33. The Staff notes the inclusion of the following language in the section “Additional Information About the Reorganization—Conditions to Closing the Reorganization,” and requests that either such language be revised as shown, or that the Registrant disclose the circumstances under which the Selling Fund may recognize taxable gains or losses as a result of the Reorganization and provide an estimate of the amount of tax the Selling Fund would realize under such circumstances.

The Selling Fund and the Buying Fund will have received an opinion of tax counsel to the effect that, as described in more detail in the section entitled “Tax Status of the Reorganization,” the shareholders of the Selling Fund will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Selling Fund shares for the Reorganization Shares of the Buying Fund in connection with the Reorganization and the Selling Fund ~~generally~~ will not recognize gain or loss as a direct result of the Reorganization.

Response: The Registrant respectfully declines to revise the referenced disclosure. The tax opinion by Ropes & Gray LLP (“Ropes & Gray”) will state that the Selling Fund will not recognize gain or loss as a direct result of the Reorganization, except for, as applicable, any gain or loss that may be required to be recognized (1) as a result of the potential closing of the tax year of Selling Fund, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code. As of the date of the Proxy Statement/Prospectus, the Selling Fund does not expect to recognize any such gain or loss.

34.	The Staff notes the inclusion of the following language in the section “Additional Information About the Reorganization—Tax Status of the Reorganization,” “The opinion will be based on certain factual certifications made by the officers of the Selling Fund and the Buying Fund and will also be based on customary assumptions.” Please confirm supplementally that any such assumptions will be consistent with the views set forth in “Staff Legal Bulletin No. 19: Legality and Tax Opinions in Registered Offerings.”

Response: The Registrant confirms that any customary assumptions in the tax opinion provided by Ropes & Gray will be consistent with the views set forth in “Staff Legal Bulletin No. 19: Legality and Tax Opinions in Registered Offerings.”

35.	Please disclose how the Selling Fund will be managed in the event that shareholder approval for the Reorganization is not obtained.

Response: The following language will be added to the Amendment under “Additional Information About the Reorganization—Termination of the Agreement,” “In the event that shareholder approval for the Reorganization is not obtained, the Selling Fund will continue to be managed under its current investment strategy as an open-end fund.”

36.	The Staff notes the inclusion of the following language in the section “Additional Information About the Reorganization—Tax Status of the Reorganization”:

The realized and unrealized gains and losses of each Fund at the time of the Reorganization will determine the extent to which the combining Funds’ respective losses, both realized and unrealized, will be available to reduce gains realized by the combined Fund following the Reorganization, and consequently the extent to which the combined Fund may be required to distribute gains to its shareholders earlier or in greater amounts than would have been the case absent the Reorganization. The effect of the rules described above will depend on the relative sizes of, and the losses and gains (both realized and unrealized) in, each Fund at the time of the Reorganization and thus cannot be calculated precisely prior to the Reorganization.

Please include estimated amounts as of a recent date of any distributions that may be made under the circumstances noted above in the Amendment, as the Staff believes that such distributions are a material consequence of the Reorganization.

Response: The Registrant will revise the referenced disclosure by adding the following statement at the end of the paragraph quoted above.

As of the date of this Proxy Statement/Prospectus, the Selling Fund does not expect that the Selling Fund’s tax characteristics described above will change as a direct result of the Reorganization.

37.	In the section, “Additional Information About the Reorganization—Reasons for the Proposed Reorganization and Board Deliberations,” please disclose the specific amount of any repurchase fee to be charged to Buying Fund shareholders considered by the Board during their deliberations regarding approval of the Reorganization. If no such repurchase fee was considered by the Board, please disclose the Board’s reasons for excluding the repurchase fee from their discussion.

Response: The Registrant notes that, although the Buying Fund may charge a repurchase fee of up to 2% of the proceeds of a shareholder’s repurchase, NexPoint represented to the Board that the Buying Fund does not currently intend to charge a repurchase fee, therefore, such repurchase fee was not a material factor in the Board’s consideration of the merger. The Registrant will revise the relevant disclosure to clarify that the Buying Fund does not currently charge a repurchase fee.

38.	Please file a form of the proxy card to be sent to Selling Fund shareholders with the Amendment. Additionally, please include a separate proposal regarding adjournment of the Meeting on the form of proxy card, in accordance with Rule 14a-4(c)(7) under the Exchange Act of 1934, as amended.

Response: The requested changes will be made in the Amendment.

39.	Please explain supplementally why the net asset value per share for Class Z shares of the Buying Fund in Table C-1 is shown as $19.99, rather than the $20.00 net asset value per share shown for other classes of the Buying Fund and confirm that no dilution of shares will occur as a result of the Reorganization.

Response: The Registrant has amended Table C-1 to show the referenced information as of October 7, 2016, the date of the Buying Fund’s seed audit. The Registrant notes that Class Z shares of the Buying Fund were seeded with an initial NAV per share of $20.00 for the seed audit conducted as of October 7, 2016 and that their NAV has since fluctuated slightly from the original $20.00 net asset value per share due to expenses. The Registrant expects to undergo the same seeding process with respect to Class A and Class C shares of the Buying Fund as well. The Registrant confirms that no share dilution will occur as a result of the Reorganization.

40.	In “Exhibit M—Comparison of Organizational Documents,” please clarify that the table identifies all of the material differences between the terms of the Declarations of Trust and By-Laws of the Buying Fund and the Selling Fund and add any additional terms as necessary.

Response: The requested change will be made. The introductory text of the referenced section will be revised as follows in the Amendment:

This chart highlights the material differences between the terms of the Declarations of Trust and By-Laws of the Buying Fund (NOCF) and Selling Fund (HOCF).

41.	In the Pro Forma Financial Statements of the Buying Fund, please disclose the Reorganization costs to be allocated to Highland and/or NexPoint.

Response: The Registrant currently anticipates that approximately $175,000 of Reorganization costs will be borne by Highland and NexPoint. The Registrant notes, however, that it is not aware of any requirement under Form N-14 to disclose Reorganization expenses that will not be borne by either Fund. Additionally, the Registrant believes that the allocation of Reorganization costs between Highland and NexPoint is not material to shareholders, as no Reorganization costs will be borne by either Fund, and that disclosing these costs could potentially confuse shareholders, as it may give the false impression that these costs will ultimately be borne by the shareholders themselves. The Registrant therefore respectfully declines to make the requested change.

42.	In the Pro Forma Financial Statements of the Buying Fund, please discuss any recoupment provisions with respect to the expense limitation agreement to which the Buying Fund will be subject following the Reorganization.

Response: The following language will be added to the Pro Forma Financial Statements of the Buying Fund in the Amendment:

Currently, the Selling Fund’s management fee is 1.00% of its average daily managed assets and the Buying Fund’s management fee is 1.25% of its average daily managed assets. Although the gross advisory fee and expenses borne by Selling Fund shareholders will increase as a result of the Reorganization, the Buying Fund will be subject to an expense limitation agreement with NexPoint that will limit the Buying

Fund’s total annual operating expenses (exclusive of Excluded Expenses) to 0.90% of the Buying Fund’s average daily net assets through at least ~~[December 30, 2017]~~ the later of February 28, 2018 or one year following the close of the Reorganization (the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the date on which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment or reimbursement. After giving effect to this Expense Limitation, the Buying Fund’s net expenses are expected to be equal to or lower than those of the Selling Fund for that one-year period, but may be higher following that one-year period, as the expense limitation agreement will expire on the later of February 28, 2018 or one year following the close of the Reorganization, and NexPoint may, but is under no obligation to, renew the expense limitation agreement at such time~~The operating expenses borne by the Selling Fund shareholders are not expected to increase after the Reorganization~~, as described in detail in the Proxy Statement/Prospectus under “Reorganization Proposals—Summary—Fees and Expenses.” ~~After giving effect to this expense limitation, the Buying Fund’s net expenses are expected to be equal to or lower than those of the Selling Fund for that one-year period, but may be higher following that one-year period, as explained in more detail in the section entitled “Fees and Expenses” in the Proxy Statement/Prospectus.~~

43.	Please include signatures of the Buying Fund’s Principal Financial Officer and Principal Accounting Officer on the signature page of the Amendment.

Response: The requested change will be made.

44.	Please include the consent of the Selling Fund’s Independent Registered Public Accounting Firm as an exhibit to the Amendment.

Response: The consent of the Selling Fund’s Independent Registered Public Accounting Firm will be included as an exhibit to the Amendment.

45.

With respect to the Form of Opinion and Consent of Richards, Layton & Finger P.A. (“RLF”) as to the legality of the securities being registered, please clarify that such opinion relates to shares issued in the context of the Reorganization and confirm supplementally that the final opinion will be filed prior to the effectiveness of the Amendment. Additionally, please (i) amend section (a) of such opinion to refer to the Initial N-14 and (ii) amend the following language to clarify that RLF is opining on the legality, including the due authorization, of the shares of beneficial interest of the Buying Fund in accordance with “Staff Legal Bulletin No. 19: Legality and Tax Opinions in Registered Offerings,” “For purposes of this opinion, we have assumed…(v) the due authorization, execution and delivery by all parties thereto of all documents examined by us.”

Response: The requested changes will be made in the final opinion. The Registrant also confirms that the final opinion of RLF will be filed prior to effectiveness of the Amendment.

*        *        *

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 854-2418 or kathleen.nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer
Brian D. McCabe, Ropes & Gray LLP
Sarah H. McLaughlin, Ropes & Gray LLP